Exhibit 99.1

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and nine months ended September 30, 2015 and 2014

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Revenues
Distribution (includes related party revenues of $39 (2014 – $39) and $119 (2014 – $119) for three and nine months ended September 30, respectively) (Note 14)	1,227	1,138	3,801	3,635
Transmission (includes related party revenues of $432 (2014 – $411) and $1,202 (2014 – $1,193) for three and nine months ended September 30, respectively) (Note 14)	405	402	1,175	1,206
Other	13	16	40	45

	1,645	1,556	5,016	4,886

Costs
Purchased power (includes related party costs of $494 (2014 – $520) and $1,768 (2014 – $1,888) for three and nine months ended September 30, respectively) (Note 14)	856	780	2,664	2,526
Operation, maintenance and administration (Note 14)	274	300	834	945
Depreciation and amortization	189	184	566	532

	1,319	1,264	4,064	4,003

Income before financing charges and provision for payments in lieu of corporate income taxes	326	292	952	883
Financing charges	95	96	282	281

Income before provision for payments in lieu of corporate income taxes	231	196	670	602
Provision for payments in lieu of corporate income taxes (Notes 5, 14)	36	23	104	74

Net income	195	173	566	528

Net income attributable to noncontrolling interest (Note 13)	3	–	6	–

Net income attributable to Shareholder of Hydro One Inc.	192	173	560	528

Other comprehensive income	–	–	–	–

Comprehensive income	195	173	566	528

Comprehensive income attributable to noncontrolling interest (Note 13)	3	–	6	–

Comprehensive income attributable to Shareholder of Hydro One Inc.	192	173	560	528

Basic and fully diluted earnings per common share (Canadian dollars) (Note 11)	1,870	1,693	5,463	5,149

Dividends per common share declared (Canadian dollars) (Note 12)	250	250	750	2,446

See accompanying notes to Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At September 30, 2015 and December 31, 2014

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (Note 8)	145	100
Accounts receivable (net of allowance for doubtful accounts – $68; 2014 – $66) (Note 6)	942	1,016
Due from related parties (Note 14)	204	224
Regulatory assets	45	31
Materials and supplies	24	23
Deferred income tax assets	19	19
Derivative instruments (Note 8)	–	2
Prepaid expenses and other assets	29	35

	1,408	1,450

Property, plant and equipment:
Property, plant and equipment in service	25,541	25,356
Less: accumulated depreciation	9,294	9,134

	16,247	16,222
Construction in progress	1,334	1,025
Future use land, components and spares	154	154

	17,735	17,401

Other long-term assets:
Regulatory assets	3,195	3,200
Intangible assets (net of accumulated amortization – $261; 2014 – $305)	333	276
Goodwill (Note 4)	146	173
Deferred debt issuance costs	35	36
Deferred income tax assets	6	7
Derivative instruments (Note 8)	1	–
Other	6	7

	3,722	3,699

Total assets	22,865	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

At September 30, 2015 and December 31, 2014

(millions of Canadian dollars, except number of shares)	September 30, 2015	December 31, 2014
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	27	2
Short-term notes payable (Note 7, 8)	450	–
Accounts payable	138	173
Accrued liabilities (Notes 9, 10)	626	611
Due to related parties (Note 14)	66	227
Accrued interest	118	100
Regulatory liabilities	17	47
Derivative instruments (Note 8)	3	3
Long-term debt payable within one year (includes $nil measured at fair value; 2014 – $252) (Notes 7, 8)	450	552

	1,895	1,715

Long-term debt (includes $51 measured at fair value; 2014 – $nil) (Notes 7, 8)	8,274	8,373
Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 9)	1,584	1,533
Deferred income tax liabilities	1,405	1,313
Pension benefit liability (Note 9)	1,223	1,236
Environmental liabilities (Note 10)	201	221
Regulatory liabilities	275	168
Net unamortized debt premiums	17	18
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	15	17

	4,729	4,515

Total liabilities	14,898	14,603

Contingencies and Commitments (Notes 16, 17)
Subsequent Events (Note 19)

Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323
Noncontrolling interest subject to redemption (Note 13)	22	21

Equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,118	3,314
Retained earnings	4,463	4,249
Accumulated other comprehensive loss	(9)	(9)
Noncontrolling interest (Note 13)	50	49

Total equity	7,622	7,603

	22,865	22,550

See accompanying notes to Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the nine months ended September 30, 2015 and 2014

Nine months ended September 30, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest (Note 13)	Total Equity
January 1, 2015	3,314	4,249	(9)	49	7,603
Net income	–	560	–	4	564
Other comprehensive income	–	–	–	–	–
Distributions to noncontrolling interest	–	–	–	(3)	(3)
Dividends on preferred shares	–	(13)	–	–	(13)
Dividends on common shares	–	(75)	–	–	(75)
Hydro One Brampton spin-off (Note 4)	(196)	(258)	–	–	(454)

September 30, 2015	3,118	4,463	(9)	50	7,622

Nine months ended September 30, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
January 1, 2014	3,314	3,787	(9)	–	7,092
Net income	–	528	–	–	528
Dividends on preferred shares	–	(13)	–	–	(13)
Dividends on common shares	–	(245)	–	–	(245)
Other	–	–	(1)	–	(1)

September 30, 2014	3,314	4,057	(10)	–	7,361

See accompanying notes to Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and nine months ended September 30, 2015 and 2014

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities
Net income	195	173	566	528
Environmental expenditures	(4)	(5)	(13)	(12)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	168	163	500	469
Regulatory assets and liabilities	82	21	154	(5)
Deferred income taxes	(3)	(4)	–	4
Other	2	(2)	5	–
Changes in non-cash balances related to operations (Note 15)	29	97	(30)	(207)

Net cash from operating activities	469	443	1,182	777

Financing activities
Long-term debt issued	–	–	350	628
Long-term debt retired	(568)	(26)	(568)	(26)
Short-term notes payable	450	–	450	–
Dividends paid	(29)	(29)	(88)	(258)
Distributions paid to noncontrolling interest	(2)	–	(4)	–
Change in bank indebtedness	27	(5)	25	(1)
Other	–	–	(1)	(3)

Net cash from (used in) financing activities	(122)	(60)	164	340

Investing activities
Capital expenditures (Note 15)
Property, plant and equipment	(412)	(376)	(1,169)	(1,020)
Intangible assets	(13)	(1)	(22)	(16)
Acquisition of Norfolk Power	–	(66)	–	(66)
Acquisition of Haldimand Hydro	–	–	(58)	–
Investment in Hydro One Brampton (Note 4)	(53)	–	(53)	–
Other	6	(1)	1	(2)

Net cash used in investing activities	(472)	(444)	(1,301)	(1,104)

Net change in cash and cash equivalents	(125)	(61)	45	13
Cash and cash equivalents, beginning of period	270	639	100	565

Cash and cash equivalents, end of period	145	578	145	578

See accompanying notes to Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and nine months ended September 30, 2015 and 2014

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). See Note 19 – Subsequent Events for changes in ownership structure of Hydro One subsequent to September 30, 2015.

The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, including Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Telecom Inc. (Hydro One Telecom), Hydro One Lake Erie Link Management Inc., Municipal Billing Services Inc. (previously Hydro One Lake Erie Link Company Inc.), Haldimand County Utilities Inc. (Haldimand Hydro), and Hydro One B2M Holdings Inc. Intercompany transactions and balances have been eliminated.

On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton Networks Inc. (Hydro One Brampton). See note 4 – Business Combinations. These unaudited interim Consolidated Financial Statements include the results of operations of Hydro One Brampton up to August 31, 2015.

On September 1, 2015, Norfolk Power Distribution Inc. was wound-up into Hydro One Networks and Norfolk Energy Inc. was wound-up into Hydro One Telecom.

Subsequent to September 30, 2015, Hydro One completed the spin-off of its subsidiaries, Hydro One Telecom and Municipal Billing Services Inc. See note 19 – Subsequent Events.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2014. In particular, the Company’s significant accounting policies are presented in Note 2 to the annual Consolidated Financial Statements and have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three and nine months ended September 30, 2015. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2015.

Hydro One performed an evaluation of subsequent events through to November 12, 2015, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 19 – Subsequent Events.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Rate Setting

The Company’s Transmission Business includes the transmission business of Hydro One Networks, as well as its ownership interest in B2M Limited Partnership (B2M LP). The Company’s consolidated Distribution Business includes the distribution business of Hydro One Networks, as well as the subsidiaries Hydro One Remote Communities and Haldimand Hydro.

Transmission

On September 16, 2014, Hydro One Networks filed an application with the OEB for 2015 and 2016 transmission rates. On January 8, 2015, the OEB approved the 2015 Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, of $1,477 million and the 2016 revenue requirement of $1,516 million, subject to adjustments for the cost of capital parameters.

On October 24, 2014, B2M LP filed an application with the OEB for an interim transmission rate, seeking approval for a revenue requirement of $42 million in 2015. The interim Rate Order was approved by the OEB on December 11, 2014. On March 30, 2015, B2M LP filed a full cost-of-service application for 2015-2019 transmission rates. In its application, B2M LP is seeking approval of a revenue requirement of $43 million for 2015, $45 million for 2016, $46 million for 2017, $47 million for 2018, and $47 million for 2019.

On June 30, 2015, B2M LP was re-financed with debt bearing interest at a rate that is lower than the original debt issued when the partnership became operational in December 2014. This has lowered the B2M LP revenue requirement. As a result of the reduced cost of debt, B2M LP’s requested revenue requirement was amended to $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018, and $37 million for 2019. As part of its application, B2M LP is seeking the recovery of its initial start-up costs totalling $8 million over the 2016 to 2019 test years at a rate of $2 million per year.

Distribution

On December 19, 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. On December 18, 2014, the OEB issued a Decision and interim Rate Order approving the 2014 distribution rates as interim 2015 rates effective January 1, 2015. On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The rates for 2015 are effective on May 1, 2015, and are retroactive to January 1, 2015. The rates for 2016 and 2017 are estimates that may change based on 2016 and 2017 Rate Orders. On April 23, 2015, the Final Rate Order was approved by the OEB.

On September 24, 2014, Hydro One Remote Communities filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recent Accounting Guidance Not Yet Adopted

In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the Company’s consolidated financial statements.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-02 on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued ASU 2015-04, Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This ASU permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The adoption of this ASU is not anticipated to have an impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This ASU is effective for fiscal years, and interim periods within these years, beginning after December 15, 2015. The Company is currently assessing the impact of adoption of ASU 2015-05 on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date to defer the effective date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) issued by the FASB in May 2014, by one year. The guidance in ASU 2014-09 is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently assessing the impact of adoption of ASU 2014-09 on its consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this ASU require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Upon adoption of this ASU in the first quarter of 2016, the Company will apply the guidance in this ASU to each future business combination, as applicable.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

4.	BUSINESS COMBINATIONS

Hydro One Brampton Spin-off

On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton. The spin-off was accounted as a non-monetary, nonreciprocal transfer with the Province, based on its carrying values at August 31, 2015. Transactions that immediately preceded the spin-off as well as the spin-off were as follows:

•	Hydro One subscribed for 357 common shares of Hydro One Brampton for an aggregate subscription price of $53 million;

•	Hydro One transferred to a company wholly owned by the Province all the issued and outstanding shares of Hydro One Brampton as a dividend-in-kind; and all of the long-term intercompany debt in aggregate principal amount of $193 million plus accrued interest of $3 million owed by Hydro One Brampton to Hydro One as a return of stated capital of $196 million on its common shares.

In connection with the Hydro One Brampton spin-off, the following assets and liabilities of Hydro One Brampton were transferred:

(millions of Canadian dollars)
Working capital	33
Property, plant and equipment and intangibles (net)	360
Other long-term assets	6
Long-term liabilities	(205)

In addition, as a result of the spin-off, goodwill related to Hydro One Brampton totalling $60 million was eliminated from the Consolidated Balance Sheet.

Acquisition of Haldimand Hydro

On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The total purchase price for Haldimand Hydro was approximately $73 million, which was adjusted for preliminary working capital and other closing adjustments totalling approximately $8 million.

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

(millions of Canadian dollars)
Cash and cash equivalents	3
Working capital	5
Property, plant and equipment	52
Deferred income tax assets	1
Goodwill	33
Long-term debt	(18)
Regulatory liabilities	(3)

73

The preliminary determination of the fair value of assets acquired and liabilities assumed has been based upon management’s estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been finalized. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price, and therefore, the actual total purchase price and the consequent impact on goodwill may differ from the amounts above.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Goodwill of approximately $33 million arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. All of the goodwill was assigned to Hydro One’s Distribution Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

Haldimand Hydro contributed revenues of $19 million and net income of $1 million to the Company’s consolidated financial results for the three and nine months ended September 30, 2015.

All costs related to the acquisition have been expensed through the Consolidated Statements of Operations and Comprehensive Income. The disclosure of Haldimand Hydro’s pro forma information is immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2015.

Acquisition of Norfolk Power

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for working capital and other closing adjustments, was approximately $68 million. The purchase agreement provided for final purchase price adjustments based on agreed working capital and other balances at the acquisition date. The purchase price has been finalized in 2015, with no adjustments to the preliminary purchase price allocation as disclosed at December 31, 2014.

Acquisition of Woodstock Hydro

On May 21, 2014, Hydro One reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The purchase price for Woodstock Hydro will be approximately $29 million, subject to final closing adjustments. On September 11, 2015, the OEB issued its Decision and Order for Hydro One to acquire all of the issued and outstanding common shares of Woodstock Hydro. Subsequent to September 30, 2015, the Woodstock Hydro acquisition transaction was completed. See Note 19 – Subsequent Events.

5.	PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At September 30, 2015, $29 million due to the OEFC was included in due to related parties on the interim Consolidated Balance Sheet (December 31, 2014 – $39 million included in due from related parties). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers. Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the nine months ended September 30, 2015, the Company’s overall effective tax rate of 15.52% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences included in the rate-setting process, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

Subsequent to September 30, 2015, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) ceased to apply. See Note 19 – Subsequent Events.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

6.	ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Accounts receivable – billed	436	496
Accounts receivable – unbilled	574	586

Accounts receivable, gross	1,010	1,082
Allowance for doubtful accounts	(68)	(66)

Accounts receivable, net	942	1,016

The following tables show the movements in the allowance for doubtful accounts for the nine months ended September 30, 2015 and the year ended December 31, 2014:

Nine months ended September 30, 2015 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2015	(66)
Write-offs	26
Additions to allowance for doubtful accounts	(28)

Allowance for doubtful accounts – September 30, 2015	(68)

Year ended December 31, 2014 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2014	(36)
Write-offs	24
Additions to allowance for doubtful accounts	(54)

Allowance for doubtful accounts – December 31, 2014	(66)

7.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1 billion. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. At September 30, 2015, Hydro One had $450 million in commercial paper borrowings outstanding (December 31, 2014 – $nil).

Hydro One has a $1.5 billion committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2020. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Subsequent to September 30, 2015, Hydro One entered into a new credit agreement and increased the authorized amount of short-term notes that it can issue under its Commercial Paper Program. See Note 19 – Subsequent Events.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program was $3 billion. The unused amount expired in October 2015.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

The following table presents the outstanding long-term debt at September 30, 2015 and December 31, 2014:

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Notes and debentures	8,723	8,923
Add: Unrealized mark-to-market loss[1]	1	2
Less: Long-term debt payable within one year	(450)	(552)

Long-term debt	8,274	8,373

[1]	The unrealized mark-to-market loss relates to $50 million Series 33 notes due 2020 (2014 – $250 million of the Series 21 notes due 2015). The unrealized mark-to-market loss is offset by a $1 million (December 31, 2014 – $2 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 8 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.

On April 30, 2015, Hydro One issued $350 million notes (MTN Series 33 notes) under its MTN Program, with a maturity date of April 30, 2020 and a coupon rate of 1.62%.

Long-term debt totalling $18 million was assumed by Hydro One as part of the Haldimand Hydro acquisition. It has been repaid in July 2015.

On July 23 and September 10, 2015, Hydro One repaid $50 million Series 22 notes and $500 million Series 21 notes, respectively.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At September 30, 2015 and December 31, 2014, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015		December 31, 2014
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$250 million of MTN Series 21 notes[1]	–	–	252	252
$50 million of MTN Series 33 notes[1]	51	51	–	–
Other notes and debentures[2]	8,673	9,967	8,673	10,159

	8,724	10,018	8,925	10,411

[1]	The fair value of the $50 million MTN Series 33 notes and $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portion of the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At September 30, 2015, the Company had interest-rate swaps totalling $50 million (December 31, 2014 – $250 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to approximately 1% (December 31, 2014 – 3%) of its total long-term debt of $8,724 million (December 31, 2014 – $8,925 million). At September 30, 2015, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt.

At September 30, 2015, the Company also had interest-rate swaps and forward rate agreements with a total notional value of $290 million (December 31, 2014 – $409 million) classified as undesignated contracts. The undesignated contracts consist of the following:

(b)	a $137 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $137 million of the $228 million floating-rate MTN Series 31 notes from December 22, 2014 to December 21, 2015;

(c)	a $30 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $30 million of the $50 million floating-rate MTN Series 27 notes from March 3, 2015 to December 3, 2015;

(d)	a $20 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $20 million of the $50 million floating-rate MTN Series 27 notes from June 3, 2015 to December 3, 2015;

(e)	a $91 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on $91 million of the $228 million floating-rate MTN Series 31 notes from June 22, 2015 to December 21, 2015; and

(f)	three interest-rate swaps with a total notional value of $12 million that were assumed as part of the Norfolk Power acquisition. These swaps consist of $8 million and $2 million floating-to-fixed interest-rate swap agreements maturing on September 20, 2029, and a $2 million floating-to-fixed interest-rate swap agreement maturing on September 20, 2019.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at September 30, 2015 and December 31, 2014 was as follows:

September 30, 2015 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	145	145	145	–	–
Derivative instruments
Fair value hedges – interest-rate swaps	1	1	–	1	–

	146	146	145	1	–

Liabilities:
Bank indebtedness	27	27	27	–	–
Short-term notes payable	450	450	450	–	–
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	–	3	–
Long-term debt	8,724	10,018	–	10,018	–

	9,204	10,498	477	10,021	–

December 31, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	100	100	100	–	–
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	–	2	–

	102	102	100	2	–

Liabilities:
Bank indebtedness	2	2	2	–	–
Derivative instruments
Undesignated contracts – interest-rate swaps	3	3	–	3	–
Long-term debt	8,925	10,411	–	10,411	–

	8,930	10,416	2	10,414	–

Cash and cash equivalents include cash and short-term investments. At September 30, 2015, short-term investments consisted of bankers’ acceptances and money market funds totalling $130 million (December 31, 2014 – $nil). The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of short-term notes payable is determined using inputs other than quoted prices that are observable for these liabilities. The fair value is primarily based on the issue price, the issue yield, and the maturity date.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the nine months ended September 30, 2015 or the year ended December 31, 2014.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2015 and 2014 are included in financing charges as follows:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Unrealized loss (gain) on hedged debt	–	(3)	(1)	(8)
Unrealized loss (gain) on fair value interest-rate swaps	–	3	1	8

Net unrealized loss (gain)	–	–	–	–

At September 30, 2015, Hydro One had $50 million (December 31, 2014 – $250 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $1 million (December 31, 2014 – $2 million). During the nine months ended September 30, 2015 and 2014, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2015 and December 31, 2014, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At September 30, 2015 and December 31, 2014, there was no significant accounts receivable balance due from any single customer.

At September 30, 2015, the Company’s provision for bad debts was $68 million (December 31, 2014 – $66 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2015, approximately 5% of the Company’s net accounts receivable were aged more than 60 days (December 31, 2014 – 6%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014 management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the interim Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $1 million (December 31, 2014 – $3 million). At September 30, 2015, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with five financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facility of $1.5 billion. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At September 30, 2015, accounts payable and accrued liabilities in the amount of $764 million (December 31, 2014 – $784 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At September 30, 2015, Hydro One had issued long-term debt in the principal amount of $8,723 million (December 31, 2014 – $8,923 million). Principal repayments, total annual interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

Years to Maturity	Long-term Debt Principal Repayments	Total Annual Interest Payments	Weighted Average Interest Rate
	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	450	397	4.6
2 years	50	386	1.1
3 years	600	370	5.2
4 years	978	343	2.4
5 years	650	332	2.9

	2,728	1,828	3.5
6 – 10 years	600	1,496	3.2
Over 10 years	5,395	4,168	5.4

	8,723	7,492	4.7

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

9.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2015 annual pension plan contributions are approximately $174 million, based on an actuarial valuation as at December 31, 2013 and projected levels of 2015 pensionable earnings. Employer contributions of $134 million were paid during the nine months ended September 30, 2015.

The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2015 and 2014:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	37	28	11	10
Interest cost	76	78	16	19
Expected return on plan assets, net of expenses[1]	(102)	(92)	–	–
Actuarial loss amortization	30	26	3	5
Prior service cost amortization	–	–	–	1

Net periodic benefit costs	41	40	30	35

Charged to results of operations[2]	22	19	14	13

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of Canadian dollars)	2015	2014	2015	2014
Current service cost, net of employee contributions	111	83	33	30
Interest cost	228	234	48	57
Expected return on plan assets, net of expenses[1]	(306)	(276)	–	–
Actuarial loss amortization	90	78	9	15
Prior service cost amortization	–	–	–	2

Net periodic benefit costs	123	119	90	104

Charged to results of operations[2]	63	60	40	43

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2015 is 6.5% (2014 – 6.5%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the three and nine months ended September 30, 2015, pension benefit costs of $48 million (2014 – $40 million) and $138 million (2014 – $128 million), respectively, were attributed to labour, of which $22 million (2014 – $19 million) and $63 million (2014 – $60 million), respectively, were charged to operations, and $26 million (2014 – $21 million) and $75 million (2014 – $68 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

10.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the nine months ended September 30, 2015 and the year ended December 31, 2014:

Nine months ended September 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	172	67	239
Interest accretion	6	1	7
Expenditures	(7)	(6)	(13)

Environmental liabilities, September 30	171	62	233
Less: current portion	20	12	32

	151	50	201

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Year ended December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	9	2	11
Expenditures	(5)	(13)	(18)
Revaluation adjustment	(33)	13	(20)

Environmental liabilities, December 31	172	67	239
Less: current portion	8	10	18

	164	57	221

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

September 30, 2015 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	188	64	252
Less: discounting accumulated liabilities to present value	17	2	19

Discounted environmental liabilities	171	62	233

December 31, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	195	70	265
Less: discounting accumulated liabilities to present value	23	3	26

Discounted environmental liabilities	172	67	239

At September 30, 2015, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2015[1]	5
2016	37
2017	36
2018	35
2019	33
Thereafter	106

252

[1]	The amounts disclosed represent amounts for the period from October 1, 2015 to December 31, 2015.

Hydro One records a liability for the estimated future expenditures for the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

At September 30, 2015, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $188 million (December 31, 2014 – $195 million). These expenditures are expected to be incurred over the period from 2015 to 2025.

At September 30, 2015, the Company’s best estimate of the total estimated future expenditures to complete its LAR program is $64 million (December 31, 2014 – $70 million). These expenditures are expected to be incurred over the period from 2015 to 2023.

11.	SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

Subsequent to September 30, 2015, Hydro One purchased and cancelled its preferred shares. See Note 19 – Subsequent Events.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations.

Subsequent to September 30, 2015, all of the issued and outstanding common shares of Hydro One were acquired by Hydro One Limited from the Province. See Note 19 – Subsequent Events.

Earnings per Share

Basic and diluted earnings per share have been calculated on the basis of net income attributable to the Shareholder of Hydro One and the weighted average number of common shares outstanding during the year.

12.	DIVIDENDS

During the three months ended September 30, 2015, preferred share dividends in the amount of $4 million (2014 – $4 million) and common share dividends in the amount of $25 million (2014 – $25 million) were declared.

During the nine months ended September 30, 2015, preferred share dividends in the amount of $13 million (2014 – $13 million) and common share dividends in the amount of $75 million (2014 – $245 million) were declared.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

On August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See Note 4 – Business Combinations.

13.	NONCONTROLLING INTEREST

On December 16, 2014, the relevant Bruce to Milton Line transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the Saugeen Ojibway Nation (SON) acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

The following tables show the movements in noncontrolling interest for the nine months ended September 30, 2015 and the year ended December 31, 2014:

Nine months ended September 30, 2015 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2015	21	49	70
Distributions to noncontrolling interest	(1)	(3)	(4)
Net income attributable to noncontrolling interest	2	4	6

Noncontrolling interest – September 30, 2015	22	50	72

Year ended December 31, 2014 (millions of Canadian dollars)	Temporary equity	Equity	Total
Noncontrolling interest – January 1, 2014	–	–	–
Amount contributed by noncontrolling interest	22	50	72
Net income (loss) attributable to noncontrolling interest	(1)	(1)	(2)

Noncontrolling interest – December 31, 2014	21	49	70

14.	RELATED PARTY TRANSACTIONS

At September 30, 2015, Hydro One was owned by the Province. The OEFC, Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), the OEB, Hydro One Brampton and Hydro One Limited are related parties to Hydro One because they are controlled or significantly influenced by the Province. Effective January 1, 2015, the Ontario Power Authority (OPA) and IESO have merged and are now operating as IESO.

The Province

During the three and nine months ended September 30, 2015, Hydro One paid dividends to the Province totalling $29 million (2014 – $29 million) and $88 million (2014 – $258 million), respectively. In addition, on August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton. See Note 4 – Business Combinations.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

IESO

During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $491 million (2014 – $516 million) and $1,753 million (2014 – $1,859 million), respectively, from the IESO-administered electricity market.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and nine months ended September 30, 2015 include $430 million (2014 – $410 million) and $1,198 million (2014 – $1,186 million), respectively, related to these services.

Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three and nine months ended September 30, 2015 include $31 million (2014 – $31 million) and $95 million (2014 – $95 million), respectively, related to this program.

Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and nine months ended September 30, 2015 include $8 million (2014 – $8 million) and $24 million (2014 – $24 million), respectively, related to these services.

The IESO (OPA prior to January 1, 2015) funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2015, Hydro One received $26 million (2014 – $7 million) and $49 million (2014 – $28 million), respectively, related to these programs.

OPG

During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $2 million (2014 – $3 million) and $10 million (2014 – $21 million), respectively, from OPG.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and nine months ended September 30, 2015, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $2 million (2014 – $2 million) and $5 million (2014 – $8 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were insignificant for the three months ended September 30, 2015 and 2014, and $1 million (2014 – $1 million) for the nine months ended September 30, 2015.

OEFC

During the three and nine months ended September 30, 2015, Hydro One made payments in lieu of corporate income taxes to the OEFC totalling $15 million (2014 – $22 million) and $47 million (2014 – $65 million), respectively.

During the three and nine months ended September 30, 2015, Hydro One purchased power in the amount of $1 million (2014 – $1 million) and $5 million (2014 – $8 million), respectively, from power contracts administered by the OEFC.

During the nine months ended September 30, 2015, Hydro One paid a $5 million (2014 – $5 million) required annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999. Hydro One has not made any claims under the indemnity since it was put in place in 1999. Hydro One and the OEFC, with the consent of the Minister of Finance, have agreed to terminate the indemnity effective October 31, 2015.

Payments in lieu of property taxes are paid to the OEFC.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

OEB

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2015, Hydro One incurred $4 million (2014 – $3 million) and $10 million (2014 – $9 million), respectively, in OEB fees.

Hydro One Brampton

Effective August 31, 2015, Hydro One Brampton is no longer a subsidiary of Hydro One, but is indirectly owned by the Province. For change in ownership of Hydro One Brampton, see Note 4 – Business Combinations.

Subsequent to August 31, 2015, Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton pursuant to certain service level agreements, which are provided at market rates. These agreements will continue until the end of 2016 (except in the case of smart meter network services, which will continue until the end of 2017). Hydro One Brampton has the right to renew these agreements (other than smart meter network services) for additional one-year terms to end no later than December 31, 2019. Additionally, on August 31, 2015, Hydro One Inc. and Hydro One Brampton entered into a license agreement which permits Hydro One Brampton to use the “Hydro One” name and related licensed marks. These agreements will terminate if the Province disposes of its interest in Hydro One Brampton, except in the case of the smart meter network services agreement, which is anticipated to continue for a transition period after the Province disposes of its interest in Hydro One Brampton. During the three and nine months ended September 30, 2015, revenues related to the provision of services with respect to these service level agreements were less than $1 million.

Hydro One Limited

During the three and nine months ended September 30, 2015, Hydro One incurred certain IPO related expenses totalling $3 million (2014 – $nil) which will be reimbursed to the Company by Hydro One Limited. For details of the IPO transaction, see Note 19 – Subsequent Events.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Due from related parties	204	224
Due to related parties[1]	(66)	(227)

[1]	Included in due to related parties at September 30, 2015 are amounts owing to the IESO in respect of power purchases of $25 million (December 31, 2014 – $214 million).

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Accounts receivable	59	(11)	74	(124)
Due from related parties	(27)	(4)	20	(13)
Materials and supplies	–	1	(1)	–
Prepaid expenses and other assets	9	56	7	(42)
Accounts payable	(43)	12	(36)	(3)
Accrued liabilities	(15)	(9)	3	35
Due to related parties	14	2	(161)	(150)
Accrued interest	19	24	18	25
Long-term accounts payable and other liabilities	1	5	(2)	1
Post-retirement and post-employment benefit liability	12	21	48	64

	29	97	(30)	(207)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in property, plant and equipment	(421)	(375)	(1,186)	(1,040)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	9	(1)	17	20

Capital expenditures – property, plant and equipment	(412)	(376)	(1,169)	(1,020)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Capital investments in intangible assets	(17)	(1)	(26)	(12)
Net change in accruals included in capital investments in intangible assets	4	–	4	(4)

Capital expenditures – intangible assets	(13)	(1)	(22)	(16)

Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Net interest paid	84	82	291	284
PILs paid	15	22	47	65

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

16.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2015, Hydro One and three of its subsidiaries, Hydro One Networks, Hydro One Remote Communities and Norfolk Power Distribution Inc., were served with a claim commenced under the Class Proceedings Act in which the representative plaintiff is seeking $100 million, or as otherwise calculated on an aggregate basis, in general damages for breach of contract, negligence and unjust enrichment, and $25 million in aggravated, exemplary and punitive damages. The claim alleges improper billing and account management practices. The proposed class of plaintiffs comprises all persons, with certain exceptions, who purchased electricity from Hydro One between May 2013 and the date of the certification order in the action, which date is yet unknown. At this time, it is too early to assess the outcome of the claim. Hydro One will defend the action.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

17.	COMMITMENTS

Outsourcing Agreements

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018.

Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The current agreement with Brookfield expires in December 2024.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at September 30, 2015, the Company provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $254 million (December 31, 2014 – $330 million), and on behalf of a distributor using guarantees of less than $1 million (December 31, 2014 – $1 million). In addition, as at September 30, 2015, the Company has provided letters of credit in the amount of $7 million (December 31, 2014 – $8 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At September 30, 2015, Hydro One had letters of credit of $126 million (December 31, 2014 – $126 million) outstanding relating to retirement compensation arrangements.

18.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of transmitting high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering electricity to end customers and certain other municipal electricity distributors; and

•	Other Business, which includes certain corporate activities and the operations of the Company’s telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Three months ended September 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	405	1,227	13	1,645
Purchased power	–	856	–	856
Operation, maintenance and administration	101	153	20	274
Depreciation and amortization	91	97	1	189

Income (loss) before financing charges and provision for PILs	213	121	(8)	326

Capital investments	247	189	2	438

Three months ended September 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	402	1,138	16	1,556
Purchased power	–	780	–	780
Operation, maintenance and administration	88	199	13	300
Depreciation and amortization	87	95	2	184

Income before financing charges and provision for PILs	227	64	1	292

Capital investments	204	171	1	376

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Nine months ended September 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,175	3,801	40	5,016
Purchased power	–	2,664	–	2,664
Operation, maintenance and administration	298	487	49	834
Depreciation and amortization	279	283	4	566

Income (loss) before financing charges and provision for PILs	598	367	(13)	952

Capital investments	692	513	7	1,212

Nine months ended September 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,206	3,635	45	4,886
Purchased power	–	2,526	–	2,526
Operation, maintenance and administration	308	594	43	945
Depreciation and amortization	256	270	6	532

Income (loss) before financing charges and provision for PILs	642	245	(4)	883

Capital investments	580	469	3	1,052

Total Assets by Segment:

(millions of Canadian dollars)	September 30, 2015	December 31, 2014
Transmission	13,032	12,540
Distribution	9,568	9,805
Other	265	205

Total assets	22,865	22,550

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

19.	SUBSEQUENT EVENTS

Changes in Ownership Structure of Hydro One

On August 31, 2015, the Province incorporated a new wholly owned subsidiary, Hydro One Limited, under the laws of Ontario. Prior to the completion of the IPO, Hydro One and Hydro One Limited completed a series of transactions (Pre-Closing Transactions) that resulted in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One from the Province and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. On October 29, 2015, Hydro One Limited filed a final prospectus by way of a secondary offering (IPO) for sale to the public of 81,100,000 common shares held by the Province at a price of $20.50 per share, payable on closing for aggregate gross proceeds of $1,663 million, subject to the terms of an underwriting agreement. On November 12, 2015, the underwriters of the IPO exercised their option to purchase an additional 8,150,000 common shares of Hydro One Limited from the Province at the initial public offering price of $20.50 per share payable on closing for aggregate gross proceeds of $167 million, subject to the terms of an underwriting agreement. Hydro One or Hydro One Limited did not receive any proceeds from this IPO or the exercise of the option to purchase additional common shares. In addition, the Province will reimburse Hydro One Limited, who in turn will reimburse Hydro One, for certain costs and expenses relating to the IPO. The Pre-Closing Transactions included the following:

Redemption of Hydro One Preferred Shares

On October 31, 2015, Hydro One purchased and cancelled the preferred shares of Hydro One previously held by the Province for cancellation at a price equal to the redemption price of the preferred shares totaling $323 million, which was satisfied by the issuance to the Province of common shares of Hydro One.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

On November 2, 2015, a special resolution of Hydro One Limited (as sole shareholder of Hydro One) was made to amend the articles of Hydro One to delete the share ownership restrictions and to amend the Hydro One Preferred Share terms to provide for basic redeemable preferred shares.

Hydro One Common Shares

On October 31, 2015, all of the issued and outstanding common shares of Hydro One were acquired by Hydro One Limited from the Province in return for 12,197,500,000 common shares of Hydro One Limited and 16,720,000 [Series 1] preferred shares of Hydro One Limited.

On November 3, 2015, Hydro One declared a stock dividend on common shares, which due to the number of shares issued and the resulting effect on the price per share was treated as a stock split. On November 5, 2015, Hydro One effected a reverse split. There was no impact to the capital structure of Hydro One as a net result of these two transactions.

Payment of Departure Tax

In connection with the IPO, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) (Federal Tax Regime) ceased to apply on October 31, 2015. As a result, under the Electricity Act, 1998 (Ontario) (PILs Regime), Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status under the Federal Tax Regime, for proceeds equal to the fair market value of those assets at that time. Consequently, Hydro One is liable to make a payment in lieu of tax (Departure Tax) under the PILs Regime in respect of the income and capital gains that arose as a result of this deemed disposition.

In the context of the IPO, and with the consent of the Minister of Finance, Hydro One paid to the OEFC an amount that reasonably approximates the amount of the Departure Tax that would be payable by Hydro One in respect of the deemed disposition of its assets and that is not subject to appeal or re-assessment. To enable Hydro One to make the Departure Tax payment, Hydro One Limited subscribed for 39,598 additional common shares of Hydro One for $2.6 billion. Hydro One used the proceeds of this share subscription to pay the Departure Tax of $2.6 billion.

Short-Term Notes and Credit Facilities

On October 30, 2015, Hydro One entered into a new credit agreement in order to provide for an additional new three-year senior, unsecured revolving term credit facility (New Term Facility) in the amount of $800 million. The New Term Facility is a revolving credit facility to be used by Hydro One for working capital and general corporate purposes. The New Term Facility ranks equally with any existing and future senior debt of Hydro One. The New Term Facility has the customary covenants substantially similar to the covenants under the existing revolving standby credit facility.

On October 9, 2015, Hydro One increased the authorized amount of short-term notes that it can issue under its Commercial Paper Program from $1 billion to $1.5 billion, with the additional amount authorized for issuance thereby also being supported by the Company’s revolving standby credit facilities.

Dividend Payment to the Province

On October 30, 2015, Hydro One paid a dividend to the Province in the amount of $800 million, funded by additional issuance of short-term notes under its Commercial Paper Program.

Equity Compensation Plans

The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in future periods.

HYDRO ONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2015 and 2014

Share Grant Plans

On October 8, 2015, Hydro One Limited adopted two share grant plans, one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of The Society of Energy Professionals (the Society Share Grant Plan).

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited to certain eligible members of the Power Workers’ Union annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. The number of common shares granted annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by the price of the common shares of Hydro One Limited in the IPO. The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited to certain eligible members of The Society of Energy Professionals annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. The number of common shares granted annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by the price of the common shares of Hydro One Limited in the IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares.

Hydro One Telecom Spin-off

On November 6, 2015, Hydro One transferred to Hydro One Limited all the issued and outstanding shares of Hydro One Telecom and all of the debt receivable from Hydro One Telecom and Hydro One Telecom Link Limited, as a return of stated capital of $38 million on its common shares.

Municipal Billing Services Inc. Spin-off

On November 6, 2015, Hydro One transferred to Hydro One Limited all the issued and outstanding shares of Municipal Billing Services Inc. and all of the debt receivable from Municipal Billing Services Inc. as a return of stated capital of $3 million on its common shares.

Acquisition of Woodstock Hydro

On October 31, 2015, Hydro One acquired 100% of the common shares of Woodstock Hydro. Based on the timing of the completion of this acquisition transaction in relation to the date of issuance of the interim Consolidated Financial Statements, the closing adjustments to the purchase price of $29 million and the initial allocation of the consideration paid have not yet been completed.